                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For  the  month  of  October  2002  (No.  1)

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form  20-F    X    Form  40-F___
                                   ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No   X
                                    ----     ----

     On October 1, 2002, the Registrant announced the effective prospectus for a rights offering. A copy of the press release is attached hereto as Exhibit 1.

     On October 2, 2002, the Registrant announced certain investors had made $44.7 million in additional investment. A copy of the press release is attached hereto as Exhibit 2.

     On October 22, 2002, the Registrant announced that certain investors exercised the rights distributed to them in the Registrant's rights offering. A copy of the press release is attached hereto as Exhibit 3.

     On October 24, 2002, the Registrant announced that it had raised $35 million through the rights offering and an investment by a certain investor. A copy of the press release is attached hereto as Exhibit 4.

     On October 30, 2002, the Registrant announced its financial results for the three months and nine months ended September 30, 2002. A copy of the press release is attached hereto as Exhibit 5.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TOWER  SEMICONDUCTOR  LTD.



Date:  October  30,  2002            By: /s/Sheldon  Krause
                                         ----------------------------
                                         Name:  Sheldon  Krause
                                         Title:  Assistant  Secretary

                                    EXHIBIT 1
                                    ---------

   TOWER SEMICONDUCTOR LTD. ANNOUNCES EFFECTIVE PROSPECTUS FOR RIGHTS OFFERING
   ---------------------------------------------------------------------------

MIGDAL HAEMEK, Israel-Oct. 1 2002--Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE:
TOWER) today announced that the registration statement previously filed by Tower with Securities and Exchange Commission and the Israel Securities Authority with respect to Tower's previously announced rights offering was declared effective. The record date for the rights offering is 5 pm (New York City time), today, September 30, 2002.

As previously announced, Tower is distributing rights to purchase a total of 6,858,469 ordinary shares and warrants to purchase 3,086,311 ordinary shares to shareholders and employee option holders of record as of 5:00 p.m. New York City time today, September 30, 2002. Tower is issuing one right for each 4.94 shares owned by record holders as of the record date. Each right entitles a record holder to purchase one share and 0.45 of a warrant, at a subscription price of $5.00 per right. The rights are exercisable during the 23-day period beginning after 5:00 p.m., New York City time (midnight, Israel time) on September 30, 2002 and ending on October 23, 2002 at 5:00 p.m., New York City time (11:00 p.m., Israel time).

Each whole warrant entitles the holder to purchase one share at an exercise price of $7.50 per share. The warrants expire on October 31, 2006. Tower will not issue fractional rights or warrants; the number of rights each record holder receives will be rounded down to the nearest whole number and the number of warrants issued upon a record holder's exercise of its rights will be rounded down to the nearest whole number.

The  rights  and  the  warrants  will  be  transferable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

A copy of the prospectus relating to these securities, may be obtained from Tower at P.O. Box 619, Migdal Haemek, Israel 23105, Attention: Ms. Tamar Cohen, Corporate Secretary or by calling Tower at 972-4-650-6998.

ABOUT  TOWER  SEMICONDUCTOR  LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 18,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.
                                                -----------------

                                    EXHIBIT 2
                                    ---------

     TOWER SEMICONDUCTOR RECEIVES $44.7 MILLION FROM ITS STRATEGIC AND EQUITY
                                    INVESTORS

       TOTAL INVESTMENT TO DATE IS 85 PERCENT OF THE COMMITTED INVESTMENT

     MIGDAL  HAEMEK,  ISRAEL  -  OCTOBER  2, 2002 - Tower Semiconductor (NASDAQ:
TSEM, TASE: TOWER) today announced the receipt of $ 44.7 million of the aggregate $305 million investment committed to the Fab 2 project by Tower's partners.

     Of this installment, $14.7 million has been established as a credit to be applied primarily against future wafer purchases from Fab 2 production and $30.0 million has been established against 6,126,340 ordinary shares for the price of $4.908 per share, which is the average trading price at the last 30 trading days prior to the payment. These shares are distributed as follows: SanDisk Corporation (NASDAQ: SNDK) - 1,344,829 shares; Alliance Semiconductor (NASDAQ:
ALSC) - 1,344,829 shares; Macronix International (NASDAQ: MXICY) - 1,344,829 shares; Israel Corporation- Technologies (ICTech) Ltd. - 1,494,161 shares QuickLogic - (NASDAQ: QUIK) 448,276 shares and The Challenge Fund - 149,416 shares.

     To date, the wafer and financial partners have invested a total of $ 260.7 million.

ABOUT  TOWER  SEMICONDUCTOR  LTD
--------------------------------
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE  HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) satisfaction of all conditions precedent to the closing of the agreement with OTPP, including the condition that Tower complete an additional $15 million financing; (ii) extension by Tower's banks of the July 31 deadline to raise an aggregate of $39 million in additional equity and/or wafer partner investments, (iii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (vi) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (xii) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at "Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

#  #  #

PR  AGENCY  CONTACT      INVESTOR RELATIONS CONTACT    CORPORATE  CONTACT
Julie  Lass              Sheldon  Lutch                Tamar  Cohen
LOOMIS  GROUP            FUSION  IR & COMMUNICATIONS   TOWER SEMICONDUCTOR LTD.
+1  (512)  457  9400     +1  (212)  268  1816          +972-4650-6998
LASSJ@LOOMISGROUP.COM    SHELDON@FUSIONIR.COM          PR@TOWERSEMI.COM

                                    EXHIBIT 3
                                    ---------

TOWER SEMICONDUCTOR LTD. ANNOUNCES EXERCISE BY STRATEGIC AND EQUITY INVESTORS OF
-------------------------------------------------------------------------------
              RIGHTS DISTRIBUTED TO THEM IN TOWER'S RIGHTS OFFERING
              -----------------------------------------------------
                      $20.4 MILLION RAISED FROM INVESTORS
                      -----------------------------------

MIGDAL  HAEMEK,  Israel--Tuesday,  October  22,  2002.  Tower Semiconductor Ltd.
(NASDAQ: TSEM; TASE: TOWER) today announced that its strategic and equity investors have exercised rights distributed to them in connection with Tower's Rights Offering and purchase a total of 4,086,038 ordinary shares and warrants to purchase a total of 1,838,715 ordinary shares. Total immediate proceeds from these investments are $20.4 million.

As previously announced, Tower distributed rights to purchase a total of 6,858,469 ordinary shares and warrants to purchase 3,086,311 ordinary shares to shareholders and employee option holders of record as of 5:00 p.m. New York City time, on September 30, 2002. Tower issued one right for each 4.94 shares owned by record holders as of the record date. Each right entitles a record holder to purchase one share and 0.45 of a warrant, at a subscription price of $5.00 per right. Each whole warrant entitles the holder to purchase one share at an exercise price of $7.50 per share through October 31, 2006. The rights are exercisable through October 23, 2002 at 5:00 p.m., New York City time (11:00 p.m., Israel time).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ABOUT  TOWER  SEMICONDUCTOR  LTD
--------------------------------
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

                                    EXHIBIT 4
                                    ---------

TOWER SEMICONDUCTOR SUCCESSFULLY RAISES OVER $35 MILLION THROUGH RIGHTS OFFERING
                            AND INVESTMENT FROM OTPP

MIGDAL  HAEMEK,  Israel  -October  24, 2002-- Tower Semiconductor (NASDAQ: TSEM;
TASE: TOWER) today announced that it has completed its current $35 million round of financing. This round of financing included funds received from Tower's rights offering, with gross proceeds of $20.5 million, and a $15 million investment by Ontario Teachers' Pension Plan Board (OTPP). A total of 7,098,365 shares were issued at a price of $5.00 per share in connection with the rights offering and the OTPP investment, in addition to a total of 3,194,262 four year warrants that were issued for no additional consideration at a rate of 0.45 warrants per share.

In the transactions announced today, SanDisk Corporation was issued 800,695 shares and 360,312 warrants, Alliance Semiconductor was issued 794,995 shares and 357,747 warrants, Macronix International was issued 660,000 shares and 297,000 warrants, Israel Corporation Technologies (ICTech) was issued 1,830,348 shares and 823,656 warrants, the public was issued 12,327 shares and 5,547 warrants and OTPP was issued 3,000,000 shares and 1,350,000 warrants

ABOUT  ONTARIO  TEACHERS'  PENSION  PLAN

The Ontario Teachers' Pension Plan is responsible for the retirement income of 154,000 elementary and secondary school teachers, and 83,000 retired teachers and their families in Ontario, Canada.

ABOUT  TOWER  SEMICONDUCTOR

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.
                                                -----------------


SAFE  HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (ii) obtaining additional business from new and existing customers, (iii) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (iv) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (v) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (vi) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (vii) completing the construction of a new wafer manufacturing facility, (viii) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (ix) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (x) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission.



PR  AGENCY  CONTACT      INVESTOR RELATIONS CONTACT    CORPORATE  CONTACT
Julie  Lass              Sheldon  Lutch                Tamar  Cohen
LOOMIS  GROUP            FUSION  IR & COMMUNICATIONS   TOWER SEMICONDUCTOR LTD.
+1  (512)  457  9400     +1  (212)  268  1816          +972-4650-6998
LASSJ@LOOMISGROUP.COM    SHELDON@FUSIONIR.COM          PR@TOWERSEMI.COM

                                    EXHIBIT 5
                                    ---------


  TOWER SEMICONDUCTOR LTD. ANNOUNCES THIRD QUARTER AND NINE MONTHS 2002 RESULTS

             Further Improvement in Fab 1 Cash Flow From Operations

                 Completes $80 Million Financing Round for Fab 2

MIGDAL  HAEMEK,  ISRAEL  -  OCTOBER 30, 2002 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced results for the third quarter and nine months ended September 30, 2002.

Sales for the third quarter of 2002 were $16.2 million (including $4.0 million from a previously announced technology-related agreement for Fab 2), as compared with $11.6 million in the preceding quarter and $9.9 million in the third quarter of 2001. For the third quarter of 2002, the company reported a loss of $14.5 million, or $0.48 per share, including non-capitalized Fab 2 expenses
(net) of $11.7 million (of which $4.75 million are expenses related to the 0.13-micron technology agreements). This is compared to a loss of $11.3 million, or $0.39 per share, including non-capitalized Fab 2 expenses (net) of $8.1 million, for the second quarter of 2002 and a loss of $12.4 million, or $0.60 per share, including non-capitalized Fab 2 expenses (net) of $4.7 million, in the third quarter of 2001.

Sales for the nine months ended September 30, 2002 were $36.2 million (including $4.0 million from a previously announced technology-related agreement of Fab 2), compared with sales of $43.5 million for the nine months ended September 30, 2001. For the previous nine months, the company reported a loss of $37.8 million, or $1.34 per share, including non-capitalized Fab 2 expenses (net) of $26.2 million (of which $4.75 million are expenses related to the 0.13-micron technology agreements), compared with a loss of $29.3 million, or $1.53 per share, including non-capitalized Fab 2 expenses (net) of $9.5 million, in the nine months ended September 30, 2001.

"Tower has made significant strides during the last quarter," said Dr. Yoav Nissan-Cohen, co-CEO of Tower. "The installation of Fab 2's manufacturing capacity and the building of its intellectual property portfolio have moved forward as scheduled. As a result, we are positioned to start Fab 2 commercial production at the beginning of 2003. Maintaining this aggressive timetable is extremely important, as Fab 2 is crucial to our efforts to increase our market share at the leading edge. Additionally, with the uptick in third-quarter sales, we finished the quarter with a Fab 1 positive cash flow from operations of $1.4 million. Tower now has had three consecutive quarters of sales growth this fiscal year, improving our overall financial condition."

During the third quarter, Tower accomplished several Fab 2 technological and financial goals. The company produced high yields of two customer prototypes using its 0.18-micron industry-standard process based on technology licensed from Toshiba (NIKKEI: TSE). The company also licensed Motorola's (NYSE: MOT) 0.13-micron, all-copper CMOS process technology, which is currently being transferred to Fab 2.

In addition to industry-standard technology, Tower continued this past quarter to develop specialized technologies in Fab 2. The company began prototyping a 0.18-micron microFLASH product that was designed in its Israel design center for stand-alone memory applications. Also, during the third quarter, Tower and its Japanese partner advanced the development of a 0.18-micron embedded flash technology. The company independently continued development of 0.18-micron technology for its proprietary CMOS Image Sensor applications.

On the financial front, Tower succeeded in raising approximately $80 million for Fab 2 in October from its wafer partners and equity investors, the Ontario Teachers' Pension Plan and the completion of a rights offering. With the completion of this financing round, Tower has 43,435,933 outstanding shares. Tower currently has approximately $400 million in unused credit for Fab 2 from banks and the Israeli government.

Fab 1 grew its CMOS image-sensor business during the third quarter. Most notably, commercial production of a CMOS image sensor for the new Kodak 35mm (NYSE: EK) professional digital camera, the DCS Pro 14 N Digital SLR, began in Fab 1. With a resolution of 14 mega-pixels, it is the industry's highest resolution CMOS image sensor commercially available on the professional digital photography market. Demonstrating its expertise and experience with CMOS image sensors, Tower manufactured this high-quality sensor by using its proprietary process technology and by collaborating with FillFactory, an independent supplier of CMOS image sensors based in Belgium. The companies, together with Kodak, worked to optimize FillFactory's complex image-sensor design for volume production. Additionally, high-volume image sensor products for other Tower customers are currently in an advanced prototyping stage.

Dr. Nissan-Cohen continued, "Overall, we believe that Tower is well positioned to take advantage of the expected next upturn in the industry and to utilize its technological advantages for significant growth in the coming years. Although limited visibility prevents us from accurately forecasting 2003 wafer sales from Fab 1, we continue to work on promising, new products with significant potential contribution to our future performance. Next year, we do expect to begin generating revenue from Fab 2 production, ramping up its capacity and revenue throughout the year. As for the fourth quarter of 2002, we currently anticipate that wafer sales from Fab 1 could decline by up to approximately 10 percent, in line with estimates from other leading foundries."

Tower will host a conference call to discuss these results on Wednesday, October 30, 2002 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-360-9685 (U.S. toll-free number) or 1-973-694-6836 (international) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

ABOUT  TOWER  SEMICONDUCTOR  LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE  HARBOR
THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH (I) CONDITIONS IN THE MARKET FOR FOUNDRY MANUFACTURING SERVICES AND IN THE MARKET FOR

SEMICONDUCTOR PRODUCTS GENERALLY, (II) OBTAINING ADDITIONAL BUSINESS FROM NEW AND EXISTING CUSTOMERS, (III) OBTAINING ADDITIONAL FINANCING FOR THE FAB 2 PROJECT FROM WAFER PARTNERS AND/OR EQUITY PARTNERS AND/OR OTHER SOURCES, (IV) ANY FAILURE BY TOWER TO RAISE ADDITIONAL FUNDING BY THE DEADLINES SET FORTH IN ITS AGREEMENT WITH ITS BANKS AND/OR A FAILURE BY TOWER TO REACH AN AGREEMENT WITH ITS BANKS TO EXTEND THE DEADLINES TO RAISE ADDITIONAL FINANCING IN 2002 AND 2003, WHICH WOULD RESULT IN AN EVENT OF DEFAULT OF TOWER'S LOAN AGREEMENT, IN
WHICH EVENT THE BANKS WOULD HAVE THE RIGHT TO CALL THE LOANS AND EXERCISE ITS LIENS AGAINST TOWER'S ASSETS, (V) A DECLARATION OF DEFAULT BY TOWER'S WAFER PARTNERS, FINANCIAL INVESTORS AND THE INVESTMENT CENTER OF THE STATE OF ISRAEL SHOULD TOWER'S BANKS CALL THE LOANS, (VI) SATISFACTION OF ALL OTHER CONDITIONS UNDER THE AGREEMENTS WITH THE FAB 2 EQUITY AND WAFER PARTNERS, THE ISRAELI INVESTMENT CENTER AND TOWER'S BANKS, (VII) COMPLETING THE CONSTRUCTION OF A NEW WAFER MANUFACTURING FACILITY, (VIII) SUCCESSFUL COMPLETION OF THE DEVELOPMENT AND/OR TRANSFER OF ADVANCED CMOS PROCESS TECHNOLOGIES TO BE UTILIZED IN TOWER'S EXISTING FACILITY AND IN FAB 2, (IX) MARKET ACCEPTANCE AND COMPETITIVENESS OF THE PRODUCTS TO BE MANUFACTURED BY TOWER FOR CUSTOMERS USING THESE TECHNOLOGIES AND (X) RAMP-UP OF PRODUCTION AT FAB 2.


A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                       September 30,  December 31,
                                                      -------------- -------------
                                                            2002         2001
                                                      -------------- -------------
                      (UNAUDITED)
A S S E T S

  CURRENT ASSETS
    Cash and cash equivalents                            $  7,046   $ 19,610
    Short-term interest-bearing deposits                   11,500     10,044
    Cash and short-term interest-bearing deposits
      designated for investments relating to Fab 2         34,743      3,548
    Trade accounts receivable (net of allowance for
      doubtful accounts of $250 and $215, respectively)     5,082      3,321
    Other receivables                                      21,338     21,250
    Inventories                                            10,085      8,428
    Other current assets                                    2,030      1,219
                                                         ---------  ---------
        Total current assets                               91,824     67,420
                                                         ---------  ---------

  LONG-TERM INVESTMENTS
    Long-term interest-bearing deposits
      designated for investments relating to Fab 2         11,544         --
    Other long-term investment                              6,000      6,000
                                                         ---------  ---------
                                                           17,544      6,000
                                                         ---------  ---------

  PROPERTY AND EQUIPMENT, NET                             435,485    340,724
                                                         ---------  ---------

  OTHER ASSETS                                             84,913     57,910
                                                         =========  =========

        TOTAL ASSETS                                     $629,766   $472,054
                                                         =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES
    Short-term debt                                      $  4,000   $ 14,000
    Trade accounts payable                                 54,559     64,484
    Other current liabilities                               8,819      5,271
                                                         ---------  ---------
        Total current liabilities                          67,378     83,755

  LONG-TERM DEBT                                          254,000    115,000

  CONVERTIBLE DEBENTURES                                   23,369         --

  LONG-TERM LIABILITY IN RESPECT
     OF CUSTOMERS' ADVANCES                                32,578     17,910

  OTHER LONG-TERM LIABILITIES                               5,332      2,584
                                                         ---------  ---------
        Total liabilities                                 382,657    219,249
                                                         ---------  ---------
  SHAREHOLDERS' EQUITY
    Ordinary shares, NIS 1 par value - authorized
      70,000,000 shares; issued 31,511,228 and
      26,297,102 shares, respectively                       8,537      7,448
    Additional paid-in capital                            338,777    307,865
    Shareholder receivables and unearned compensation         (74)      (195)
    Accumulated deficit                                   (91,059)   (53,241)
                                                         ---------  ---------
                                                          256,181    261,877
    Treasury stock, at cost - 1,300,000 shares             (9,072)    (9,072)
                                                         ---------  ---------
        Total shareholders' equity                        247,109    252,805
                                                         =========  =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $629,766   $472,054
                                                         =========  =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             Nine  Months  Ended    Three Months Ended
                                                  September 30,       September 30,
                                             --------------------  --------------------
                                               2002       2001       2002       2001
                                             ---------  ---------  ---------  ---------
SALES (1)                                    $ 36,229   $ 43,539   $ 16,187   $  9,913

COST OF SALES (2)                              49,956     62,126     21,078     18,124
                                             ---------  ---------  ---------  ---------

    GROSS LOSS                                (13,727)   (18,587)    (4,891)    (8,211)
                                             ---------  ---------  ---------  ---------

OPERATING COSTS AND EXPENSES

  Research and development (3)                 10,184      6,843      3,642      2,419
  Marketing, general and administrative (4)    11,807     11,263      4,680      3,464
                                             ---------  ---------  ---------  ---------

                                               21,991     18,106      8,322      5,883
                                             =========  =========  =========  =========

    OPERATING LOSS                            (35,718)   (36,693)   (13,213)   (14,094)

FINANCING INCOME (EXPENSE), NET (5)            (2,100)     1,866     (1,300)       136

OTHER INCOME , NET                                 --      5,576         --      1,539
                                             ---------  ---------  ---------  ---------

        LOSS FOR THE PERIOD                  $(37,818)  $(29,251)  $(14,513)  $(12,419)
                                             =========  =========  =========  =========

BASIC LOSS PER ORDINARY SHARE

  Loss per share (6)                         $  (1.34)  $  (1.53)  $  (0.48)  $  (0.60)
                                             =========  =========  =========  =========

(1) Sales for the nine and three months ended September 30, 2002 includes $4M of revenue relating to Fab2 [$0 for the nine and three months ended September 30, 2001].

(2) Cost of sales for the nine and three months ended September 30, 2002 includes $11.4M and $7.8M of non-capitalized expenses relating to Fab2, respectively [$3.3M and $1.5M in the nine and three months ended September 30, 2001, respectively].

(3) Research and development expenses for the nine and three months ended September 30, 2002 include $9.3M and $3.5M of non-capitalized expenses relating to Fab2, respectively [$3.2M and $1.8M in the nine and three months ended September 30, 2001, respectively].

(4) Marketing, general and administrative expenses for the nine and three months ended September 30, 2002 include $7.9M and $3.3M of non-capitalized expenses relating to Fab2, respectively [$5.3M and $1.8M in the nine and three months ended September 30, 2001, respectively].

(5) Financing income (expense), net for the nine and three months ended September 30, 2002 includes $(1.6)M and $(1.1)M of non-capitalized expenses, net relating to Fab2, respectively [$2.2M and $0.4M in the nine and three months ended September 30, 2001, respectively].

(6) Basic and diluted loss per share in accordance with u.s. GAAP would be $1.34 and $0.48 for the nine and three months ended September 30, 2002 [$1.56 and $0.60 in the nine and three months ended September 30, 2001, respectively].

PR  AGENCY  CONTACT      INVESTOR RELATIONS CONTACT    CORPORATE  CONTACT
Julie  Lass              Sheldon  Lutch                Tamar  Cohen
LOOMIS  GROUP            FUSION  IR & COMMUNICATIONS   TOWER SEMICONDUCTOR LTD.
+1  (512)  457  9400     +1  (212)  268  1816          +972-4650-6998
LASSJ@LOOMISGROUP.COM    SHELDON@FUSIONIR.COM          PR@TOWERSEMI.COM